FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
           For the period of December 5, 2005 to January 3, 2006

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosures:

1. News release dated December 12, 2005 announcing Holding(s) in Company
2. News release dated December 13, 2005 announcing Results of EGM
3. News release dated December 14, 2005 announcing Completion - Cita Acquisition
4. News release dated December 19, 2005 announcing Oncology Collaboration
5. News release dated December 19, 2005 announcing Frova Safety Study Completed
6. News release dated December 20, 2005 announcing Holding(s) in Company
7. News release dated December 21, 2005 announcing Holding(s) in Company
8. News release dated December 21, 2005 announcing Director/PDMR Shareholding


Enclosure No. 1


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Vernalis plc

2. Name of shareholder having a major interest
Legal & General Group plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notification is in respect of beneficial ownership by shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
HSBC Global Custody Nominee (UK) LTD A/C 914945                         44,183
HSBC Global Custody Nominee (UK) LTD A/C 775245                        650,506
HSBC Global Custody Nominee (UK) LTD A/C 357206                      4,323,913
HSBC Global Custody Nominee (UK) LTD A/C 747381                        407,511
HSBC Global Custody Nominee (UK) LTD A/C 866203                        367,379
HSBC Global Custody Nominee (UK) LTD A/C 916681                         10,222
HSBC Global Custody Nominee (UK) LTD A/C 969995                        461,544
HSBC Global Custody Nominee (UK) LTD A/C 360509                        262,071
                                                         TOTAL       6,527,329

5. Number of shares / amount of stock acquired
Not Disclosed

6. Percentage of issued class
Not Disclosed

7. Number of shares / amount of stock disposed
Not Applicable

8. Percentage of issued class
Not Applicable

9. Class of security
Ordinary 5p shares

10. Date of transaction
Not Disclosed

11. Date company informed
9th December 2005

12. Total holding following this notification
6,527,329

13. Total percentage holding of issued class following this notification
3.01%

14. Any additional information

15. Name of contact and telephone number for queries
Tony Weir, Chief Financial Officer, + 44 (0)118 977 3133

16. Name and signature of authorised company official responsible for making this notification
Tony Weir, Chief Financial Officer

Date of notification
12th December 2005
The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 2

Date: 13 December 2005

                                  Vernalis plc
                   Results of EGM and Placing and Open Offer

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Vernalis plc (LSE: VER, NASDAQ: VNLS) ("Vernalis" or the "Company") announces that at the Extraordinary General Meeting held earlier today all of the resolutions set out in the notice of the meeting dated 18 November 2005, including those relating to the Company's acquisition of Cita NeuroPharmaceuticals Inc. (the "Cita Acquisition") (including the Vendor Placing) and the Placing and Open Offer, were duly passed.

Vernalis plc further announces that by 11.00 a.m. on 9 December 2005, being the latest time for receipt of application forms and payment in full under the Open Offer, valid applications had been received from Qualifying Shareholders in respect of 35,402,580 New Ordinary Shares, representing 52.3 per cent. of the 67,749,457 New Ordinary Shares available under the Open Offer. This includes 18,789,605 New Ordinary Shares the subject of irrevocable commitments to accept the Open Offer.

32,346,877 New Ordinary Shares not applied for by Qualifying Shareholders under the Open Offer will be taken up by institutional investors under the Placing pursuant to the Placing and Open Offer Agreement. A further 24,284,984 New Ordinary Shares have been placed pursuant to the Vendor Placing. These Vendor Placing shares were not subject to the Open Offer.

The 94,665,288 New Ordinary Shares to be issued pursuant to the Cita Acquisition (including the Vendor Placing) and Placing and Open Offer will rank pari passu with the existing Ordinary Shares in all respects.

The Cita Acquisition (including the Vendor Placing) and the Placing and Open Offer remain conditional upon, inter alia, admission of the New Ordinary Shares to the Official List and to trading on the London Stock Exchange's market for listed securities. Application has been made to the FSA for the New Ordinary Shares to be admitted to the Official List and to be admitted to trading on the London Stock exchange's market for listed securities. It is expected that Admission will become effective and dealings in the New Ordinary Shares will commence on 14 December 2005.

Terms defined in the Prospectus have the same meaning in this announcement. A copy of the Prospectus and the Resolutions passed at the Extraordinary General Meeting have been submitted to the UKLA, and are available for inspection at the UKLA's Document Viewing Facility, which is situated at: Financial Service Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, Tel no: 020 7676 1000.


                                    - ends -

Enquiries:

Vernalis plc                                    Tel:  +44 (0)118 977 3133

Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer

Piper Jaffray Ltd.                              Tel:  +44 (0)20 7743 8700
David Wilson
David Rasouly
Jamie Adams

Brunswick                                       Tel: +44 (0)20 7404 5959
Jon Coles
Wendel Verbeek


The Company received valid proxies in respect of the following number of Ordinary Shares for each of the resolutions proposed at the EGM:

     Resolution               For               Against                Abstain
              1           149,861,784            23,109                201,313
              2           149,860,522            22,533                203,151
              3           149,854,559            24,575                207,072
              4           102,669,707            24,329             47,392,170

Piper Jaffray Ltd., which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Vernalis plc in relation to the Cita Acquisition (including the Vendor Placing) and the Placing and Open Offer and will not be responsible to anyone other than Vernalis plc for providing the protections afforded to clients of Piper Jaffray Ltd. nor for providing advice in relation to the Cita Acquisition (including the Vendor Placing) and the Placing and Open Offer or any other transaction or arrangement referred to herein.

This press announcement has been issued by Vernalis plc and is the sole responsibility of Vernalis plc.

Neither the Vendor Placing nor the Placing and Open Offer are being made, directly or indirectly, in or into the United States or Japan and applications in or from the United States or Japan will not be capable of acceptance and will be deemed invalid (subject to certain exceptions). This announcement may not be issued, mailed or otherwise distributed or sent, through CREST or otherwise, in, into or from the United States or Japan.

Neither the Vendor Placing nor the Placing and Open Offer are being made, directly or indirectly, in or into Australia or Canada and applications in or from Australia or Canada will not be capable of acceptance and will be deemed invalid (subject to certain exceptions with respect to Australia). This announcement may not be issued, mailed or otherwise distributed or sent, in, into or from Australia or Canada.

This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities or any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, such securities by any person in any circumstances in which such offer or solicitation is unlawful. The delivery of this announcement shall not, under any circumstances, create any implication that there has been no change in the affairs of the Group since the date of this announcement or that the information in it is correct as of any subsequent time.

Notes to Editors:

About Vernalis

Vernalis is a specialty pharmaceutical company primarily focused on drugs for the treatment of neurology and central nervous system disorders. The company has two marketed products, frovatriptan and Apokyn(R), and five products in clinical development. Vernalis has collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono and is establishing a North American commercial operation to promote Apokyn(R) and co-promote frovatriptan alongside its North American licensing partner, Endo Pharmaceuticals, propelling the company towards its goal of becoming a sustainable, self-funding, R& D-driven, specialty pharmaceutical company primarily focused on drugs for the treatment of neurology and central nervous system disorders. For further information about Vernalis, please visit www.vernalis.com

Safe Harbour statement: this announcement may contain forward-looking statements that reflect the Group's current expectations regarding future events, including the clinical development and regulatory clearance of the Group's products and including that of frovatriptan for menstrually related migraine, the Group's ability to find partners for the development and commercialisation of its products, the benefits of reacquiring the rights to frovatriptan in North America and the partnership with Endo Pharmaceuticals Inc. on the Group's liquidity and results of operations, as well as the Group's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Group's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, including with respect to frovatriptan and the Group's other products, the uncertainties related to the regulatory process, the ability of the Group to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of frovatriptan and other products, as well as the achievement of expected synergies from such transactions, the acceptance of frovatriptan and other products by consumers and medical professionals, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, the ability of the Group to identify and consummate suitable strategic and business combination transactions.

END

Enclosure No. 3

Date: 14 December 2005

                                  Vernalis plc

      Vernalis completes the acquisition of Cita NeuroPharmaceuticals Inc


NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Vernalis plc (LSE: VER, NASDAQ: VNLS) ("Vernalis" or the "Company") announces that it has completed the acquisition of the privately held Canadian company, Cita NeuroPharmaceuticals Inc. ("Cita").

In consideration for Vernalis acquiring the entire issued share capital of Cita, Vernalis has today issued as initial consideration 26,915,831 new Vernalis Ordinary Shares. Of these shares, 2,630,847 Ordinary Shares have been issued to certain Cita shareholders and the remaining 24,284,984 Ordinary Shares have been placed by Piper Jaffray pursuant to a Vendor Placing, which also completed today, to realise cash proceeds payable to certain Cita shareholders of GBP15.3 million (before expenses).

As a result of the acquisition of Cita (including the Vendor Placing) and a Placing and Open Offer by the Company, which also completed today, the enlarged issued share capital of Vernalis is 311,463,549 Ordinary Shares.

                                    - ends -


Enquiries:

Vernalis plc                                           +44 (0) 118 977 3133

Simon Sturge, Chief Executive
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                        +44 (0) 20 7404 5959

Jon Coles
Wendel Verbeek

Notes for Editors:

About Vernalis

Vernalis is a specialty pharmaceutical company primarily focused on drugs for the treatment of neurology and central nervous system disorders. The company has two marketed products, frovatriptan and Apokyn(R), and five products in clinical development. Vernalis has collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono and is establishing a North American commercial operation to promote Apokyn(R) and co-promote frovatriptan alongside its North American licensing partner, Endo Pharmaceuticals, propelling the company towards its goal of becoming a sustainable, self-funding, R& D-driven, specialty pharmaceutical company primarily focused on drugs for the treatment of neurology and central nervous system disorders. For further information about Vernalis, please visit www.vernalis.com

About Cita NeuroPharmaceuticals Inc.

Cita is a privately owned, neuropharmaceutical company based and incorporated in the province of Ontario, Canada, focused on the development and commercialization of small molecule drug candidates. Cita's current clinical drug portfolio primarily consists of drugs for Parkinson's disease (CNP1512 expected to enter Phase III clinical trials in H2 2006) and neuropathic pain (CNP3381 expected to enter Phase II clinical trials in H1 2006). For further information about Cita, please visit www.citaneuro.com

Safe Harbour statement: this announcement may contain forward-looking statements that reflect the Group's current expectations regarding future events, including the clinical development and regulatory clearance of the Group's products and including that of frovatriptan for menstrually related migraine, the Group's ability to find partners for the development and commercialisation of its products, the benefits of reacquiring the rights to frovatriptan in North America and the partnership with Endo Pharmaceuticals Inc. on the Group's liquidity and results of operations, as well as the Group's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Group's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, including with respect to frovatriptan and the Group's other products, the uncertainties related to the regulatory process, the ability of the Group to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of frovatriptan and other products, as well as the achievement of expected synergies from such transactions, the acceptance of frovatriptan and other products by consumers and medical professionals, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, the ability of the Group to identify and consummate suitable strategic and business combination transactions.

Enclosure No. 4

19 December 2005

             Vernalis Achieves Milestone in Oncology Collaboration

Vernalis plc (LSE: VER, Nasdaq: VNLS) today announced that a compound has been selected as a preclinical development candidate by Novartis under the joint research and development collaboration on the oncology target Hsp90. The compound is planned to enter clinical testing in H2 2006. Under the terms of the collaboration a milestone payment of $1.5 million is due to Vernalis from Novartis.

Simon Sturge, CEO of Vernalis said, "We are delighted that our programme with Novartis has progressed to this next stage, demonstrating the ability of our structure based drug design platform to deliver candidate molecules. Hsp90 inhibitors are an increasingly attractive target for a number of different cancer indications and Novartis is an acknowledged world leader in the oncology field. This type of collaboration enables us to advance promising compounds from our oncology portfolio while maintaining development of our CNS pipeline."

The Vernalis Hsp90 programme is the result of a collaboration established in March 2002 with Cancer Research Technology Ltd (CRT) (formerly Cancer Research Ventures Ltd) and The Institute of Cancer Research, building on studies funded by The Institute of Cancer Research, Cancer Research UK and Wellcome Trust. Under the agreement Vernalis will pay CRT and The Institute of Cancer Research a proportion of its revenues from the agreement with Novartis.

                                   -- ends --

Enquiries:

Vernalis plc                                           +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                        +44 (0) 20 7404 5959
Jon Coles
Wendel Verbeek

Notes to Editors

About Hsp90
In cancer, proteins called "oncogenic proteins" are responsible for uncontrolled cell division - a characteristic of tumour growth. Hsp90 is a molecular chaperone, essential for the stability and function of several oncogenic proteins. Hsp90 is known to be over expressed in human tumours and the inhibition of Hsp90 results in interference in multiple signalling pathways that mediate cancer growth. Thus, inhibitors of Hsp90 have the potential to inhibit all six hallmark traits of cancer: limitless proliferation, growth signal self-sufficiency, insensitivity to anti-growth signals, apoptosis avoidance, angiogenesis and metastasis.

About Vernalis

Vernalis is a specialty pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, frovatriptan and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has five products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis is establishing a US commercial operation to promote Apokyn(R) and co-promote frovatriptan alongside its North American licensing partner, Endo Pharmaceuticals, propelling the company towards its goal of becoming a sustainable, self-funding, R&D-driven, specialty pharmaceutical company. For further information about Vernalis, please visit www.vernalis.com.

About The Institute of Cancer Research

The Institute of Cancer Research is Europe's leading cancer research centre with expert scientists working on cutting edge research. It was founded in 1909 to carry out research into the causes of cancer and to develop new strategies for its prevention, diagnosis, treatment and care. Website at: . The Institute works in a unique partnership with The Royal Marsden NHS Foundation Trust, forming the largest comprehensive cancer centre in Europe. This relationship enables close daily contact with those on the frontline in the fight against cancer - the clinicians, the carers and most importantly, the patients.

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

Enclosure No. 5

20 December 2005

 Vernalis Successfully Completes Frovatriptan Phase III Open Label Safety Study
                      in Prevention of Menstrual Migraine

Vernalis plc (LSE: VER, Nasdaq: VNLS) today announced the successful completion of a long-term Phase III open-label safety study of frovatriptan administered for six days a month for 12 months in the prevention of migraine in patients with migraines related to their menstrual cycles. In total, 525 patients entered the study and 308 (59%) completed all 12 treatment cycles with over 4,000 peri-menstrual periods treated during the study. A minimum of 100 patients completing the study was required to fulfil the safety data objective. The results indicate that the long-term safety profile observed in this trial is in line with previous data from shorter-term studies. The full results of the study will be presented at a scientific conference in due course.

The treatment regimen for frovatriptan in this study was identical to the higher dose regimen in the initial efficacy study, namely 5 mg twice daily on day one, followed by 2.5 mg twice daily for the remaining five days. Patients were instructed to begin treatment two days before their anticipated day of migraine headache.

Simon Sturge, CEO of Vernalis, said, "We are delighted to see that the results of this long-term safety study for frovatriptan are in line with our expectations. We now look forward to completion of the ongoing Phase III confirmatory efficacy trial in the first half of 2006 which, if positive, will be closely followed by submission to the FDA."

Frovatriptan, marketed as Frova(R) in the U.S. by Vernalis' partner, Endo Pharmaceuticals Inc., is a selective 5-HT1B/1D receptor agonist approved as an acute oral treatment for migraine headache and its associated symptoms. It is one of a class of prescription drugs called triptans that are approved for acute migraine indication.
                                   -- ends --


Enquiries:

Vernalis plc                                         +44 (0) 118 977 3133

Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                      +44 (0) 20 7404 5959
Jon Coles
Wendel Verbeek


Notes to Editors

About Frova(R)

Frova(R) was approved by the FDA on November 8, 2001 for the acute treatment of migraine attacks with or without aura (subjective symptoms at the onset of a migraine headache) in adults. Frova(R) is generally well tolerated, with a side-effect profile that is typical of the triptan class of drugs. Frova(R) is indicated for the acute treatment of migraine attacks with or without aura in adults where a clear diagnosis of migraine has been established. Frova(R) is not intended for the prophylactic therapy of migraine or for use in the management of hemiplegic or basilar migraine. The safety and effectiveness of Frova(R) have not been established for cluster headache, which is present in an older, predominantly male population.

Frova(R) should not be given to patients with cerebrovascular syndromes, peripheral vascular disease, uncontrolled hypertension, ischemic heart disease, or to patients who have symptoms or findings consistent with ischemic heart disease, coronary artery vasospasm, including Prinzmetal's variant angina or other significant underlying cardiovascular disease. Frova(R) should not be given to patients within whom unrecognized coronary artery disease is predicted by the presence of risk factors without a prior cardiovascular evaluation.

The most common adverse events (4%) include dizziness, fatigue, paresthesia, flushing, and headache.

The FDA-approved dosing for Frova(R) is one 2.5 mg tablet up to three times within a 24-hour period. Frova(R) has not been approved by the FDA for any indications other than for the treatment of acute migraine headaches, and its safety and efficacy in other indications have not been established.

Frova(R) is licensed for this indication in the US. For other countries, check local prescribing information. Not necessarily licensed for this indication outside the US. Not for release in the UK.

About MRM

Menstrually Related Migraines (also known as MRM) can have a serious and debilitating impact on women's lives because they last longer than non-menstrual migraines, tend to be associated with severe pain and come back more often. Patients with MRM may suffer from migraines at any time, although their migraine is frequently linked to their menstrual cycle. Over 60 percent of migraines in women are associated with menstruation. Pain from these monthly migraines can disrupt a woman's ability to function for up to three days at a time.

About Vernalis

Vernalis is a specialty pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, frovatriptan and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has five products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis is establishing a US commercial operation to promote Apokyn(R) and co-promote frovatriptan alongside its North American licensing partner, Endo Pharmaceuticals, propelling the company towards its goal of becoming a sustainable, self-funding, R&D-driven, specialty pharmaceutical company. For further information about Vernalis, please visit www.vernalis.com.

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

Enclosure No. 6

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of shareholder named in 2 above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSDL Nominees Ltd                                                           82
State Street Nominees Limited a/c 2GDX (Fund: 2GDX)                    182,041
State Street Nominees Limited a/c 2GEH (Fund: 2GEH)                    194,327
State Street Nominees Limited a/c 2GEG (Fund: 2GEG)                  1,976,480
State Street Nominees Limited a/c 2GDW (Fund: 2GDW)                  3,060,740
State Street Nominees Limited a/c 2GDS (Fund: 2GDS)                  6,426,741
                                                         TOTAL      11,840,411

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

Not disclosed

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class

Not disclosed

9. Class of security

Ordinary 5p shares

10. Date of transaction

Not disclosed but notification dated 15th December 2005

11. Date company informed

Notification received on 19th December 2005

12. Total holding following this notification

11,840,411 shares

13. Total percentage holding of issued class following this notification

3.80 per cent (based on issued share capital of 311,463,549 Ordinary 5p shares)

14. Any additional information

None

15. Name of contact and telephone number for queries

Anthony Weir, 0118 977 3133

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Financial Officer

Date of notification

20th December 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 7

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

Hunter Hall Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of beneficial ownership by shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Hunter Hall Value Growth Trust

Hunter Hall Global Ethical Trust

                                           TOTAL   15,872,079 (5.10%)

5. Number of shares / amount of stock acquired

15,872,079

6. Percentage of issued class

5.10%

7. Number of shares / amount of stock disposed

N / A

8. Percentage of issued class

N / A

9. Class of security

Ordinary 5p shares

10. Date of transaction

16th December 2005

11. Date company informed

21st December 2005

12. Total holding following this notification

15,872,079

13. Total percentage holding of issued class following this notification

5.10%

14. Any additional information

15. Name of contact and telephone number for queries

Tony Weir, Chief Financial Officer, + 44 (0)118 977 3133

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Financial Officer

Date of notification

21st December 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 8


         Senior Management interest in options over 5p Ordinary Shares

Vernalis plc (LSE: VER, NASDAQ: VNLS) announces that the following options over new ordinary shares of 5p each in the Company were granted to senior management on 21 December 2005.

Name          No. of shares under option                Exercise price
S McBrinn     350,000                                   62.75 pence

The options are exercisable between three and ten years following grant provided the performance target, which measures share price growth against the FTSE Small Cap Index, has been satisfied. No options will vest if performance is below median; 50 per cent of the shares under option will vest at median and there will only be full vesting if the Company's share price performance is in the upper quartile (with options vesting pro rata between median and upper quartile).
                                    - ends -

Enquiries:
Vernalis plc                                           +44 (0) 118 977 3133
Simon Sturge, Chief Executive
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                        +44 (0) 20 7404 5959
Jon Coles
Wendel Verbeek

About Vernalis

Vernalis is a specialty pharmaceutical company primarily focused on drugs for the treatment of neurology and central nervous system disorders. The company has two marketed products, frovatriptan and Apokyn(R), and five products in clinical development. Vernalis has collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono and is establishing a North American commercial operation to promote Apokyn(R) and co-promote frovatriptan alongside its North American licensing partner, Endo Pharmaceuticals, propelling the company towards its goal of becoming a sustainable, self-funding, R& D-driven, specialty pharmaceutical company primarily focused on drugs for the treatment of neurology and central nervous system disorders. For further information about Vernalis, please visit www.vernalis.com

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: January 6, 2006                              Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       JAD Slater
                                                       General Counsel